KOLIBRI GLOBAL ENERGY INC.

Computershare

Please return completed form to:
Computershare
320 Bay Street 14th Floor
Toronto, ON M5H 4A6

☐ **Interim Financial Statements**
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Financial Statements Request Form

Under securities regulations, a reporting issuer must send annually a form to holders to request the Interim Financial Statements and MD&A and/or the Annual Financial Statements and MD&A. If you would like to receive the report(s) by mail, please make your selection and return to the address as noted or register online at www.computershare.com/mailinglist.

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Name

Apt. | Street Number | Street Name

City | Prov. / State | Postal Code / Zip Code

BNBQ 51ETNN

51ETNN01 BNBQ.BEN_IA.E.38593.OUTSOURCED/000001/000001/i